Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com

June 16, 2011

VIA ELECTRONIC DELIVERY
Mr. John Stickel
Attorney-Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re:	Astra Ventures, Inc.
Registration Statement on Form S-1
Filed May 5, 2011
File Number 333-173949

Dear Mr. Stickel:

This letter is in response to your comment letter dated June 1, 2011 to Sieg Badke, President of Astra Ventures, Inc. (the “Company”), regarding the Company’s Registration Statement on Form S-1 filed May 5, 2011. We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

General

1.
The Company meets the definition of a “shell company” as defined in Rule 405 of the Securities Act of 1933 as amended (the “Securities Act”.) Shell company disclosure language has been added to the Registration Statement in the Prospectus Summary on page 1 and in the MD&A on page 21.

2.	The Company has made no change to the per share sales price and has added a risk factor discussing the price on page 6.

3.	The Plan of Operation has been inserted on page 19. A brief summary appears in the Prospectus Summary on page 1.

Registration Statement Cover Page

4.	The Registration Statement has been revised to provide that the registration fee has been calculated in accordance with Rule 457(a).

U. S. Securities and Exchange Commission
June 16, 2011

Prospectus Summary, page 1

About our Company, page 1

5.	Going concern disclosure language has been added to page 1 in the section “About our Company.”

6.	The Company has added disclosure language on page 1 providing that the Company does not have enough money to implement its business plan and will require additional financing to do so.

7.	The Company has added disclosure of its accumulated deficit and the amount needed to begin implementation of its business plan on page 1.

Terms of the Offering, page 1

8.	The Company has disclosed the estimated costs of the offering on page 2.

Risk Factors, page 2

9.	A risk factor with respect to compensation, if any, to be paid to Mr. Badke has been added on page 4.

We may not be able to manage or integrate future acquisitions, page 5

10.
On page 6, disclosure has been added to clarify that the Company does not have any acquisitions pending or planned at present, and the disclosure regarding the amortization of goodwill has been revised.

We will incur significant costs, page 5

11.	The Company has added the estimated annual cost of compliance with public company reporting requirements on page 6.

Upon the effectiveness of the registration statement, page 7

12.
The Company has added disclosure that it will provide to the Commission copies of any annual reports to stockholders or proxy solicitation material sent to more than ten of the Company’s stockholders on page 8.

Selling Stockholders, page 9

13.	The Company has revised the disclosure under “Plan of Distribution” to provide that the selling stockholders may be deemed underwriters, and similar disclosure appears on the cover page.

Description of Business, page 14

Business Model, page 14

14.	The Registration Statement has been revised to clarify that the Company has not yet acquired any distribution rights for films or television programming on page 15 and in the MD&A on page 20.

U. S. Securities and Exchange Commission
June 16, 2011

Film Industry, page 14

15.	The Company has revised the language on page 16 with respect to the position of new businesses in the industry.

Regulation, page 16

16.	The Company has expanded the regulation disclosure on page 17 to describe the effect of regulation upon the proposed business of the Company.

Sales, Marketing and Customers, page 16

17.	The Company has disclosed its plans with respect to sales and marketing in the Plan of Operation on page 20.

Intellectual Property, page 17

18.	The Company has revised the discussion of intellectual property on page 18.

Management’s Discussion and Analysis, page 18

Liquidity and Capital Resources, page 19

19.	Reference to working capital has been deleted.

20.	The Company has expanded its discussion of sources of financing on page 1 and on page 21.

Compensation of Directors, page 20

21.	The Company has clarified the disclosure regarding compensation of directors on page 22 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 20

22.
Mr. Badke’s beneficial ownership in the security ownership table on page 22 has been revised to include the shares owned by Mr. Badke’s wife, and Mr. Badke’s percentage ownership has likewise been revised on page 4.

Financial Statements

Note 4. Common Stock, page F-8

23.	The auditor has revised page F-5 and page F-8 with respect to founder’s shares issued to Mr. Badke.

Age of Financial Statements

24.	The Company will update its financial statements as required by Rule 8-08 of Regulation S-X.

U. S. Securities and Exchange Commission
June 16, 2011

Accountants’ Consent

25.	A currently dated accountants’ consent is included as Exhibit 23.2.

Exhibit 5.1

26.	Consent of counsel has been added as Exhibit No. 23.1.

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 1, 2011.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Kristen A. Baracy